Exhibit 2.9

EQUITY PURCHASE AGREEMENT

This EQUITY PURCHASE AGREEMENT (this “Agreement”), dated as of November 30, 2012, is entered into by and among ADEX Corporation, a New York corporation (“Purchaser”),  Environmental Remediation and Financial Services, LLC, a New Jersey limited liability company (the “Company”) and Mark Vigneri, an individual and the sole member of the Company (“Seller”).

WHEREAS, Purchaser is a wholly-owned subsidiary of Genesis Group Holdings, Inc., a Delaware corporation (“Parent”);

WHEREAS, the Company filed a Certificate of Formation on October 17, 2003 naming Seller as the sole member;

WHEREAS, pursuant to the Limited Liability Company Operating Agreement (the “Operating Agreement”, the Company is authorized to issue one class of limited liability company interests (the “Units”), which are entitled to allocations, distributions and other rights as are specified in other provisions of the Operating Agreement;

WHEREAS, pursuant to the Operating Agreement, Seller owns Units comprising one hundred percent (100%) of the Company’s outstanding limited liability company interests;

WHEREAS, Seller desires to sell, transfer and assign to Purchaser, and Purchaser desires to purchase from Seller, the Units, as more fully described and upon the terms and subject to the conditions set forth herein, and to enter into the other transactions as described herein; and

NOW, THEREFORE, in consideration of the mutual agreements, covenants, representations and warranties expressly contained herein, the receipt and sufficiency of which are hereby acknowledged, and subject to the terms and conditions hereinafter set forth, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

ARTICLE I
DEFINITIONS

1.1            Definitions.  The following terms shall have the following meanings for the purposes of this Agreement:

“Act” means the Securities Act of 1933, as amended.

“Affiliate” means, with respect to any specified Person, (a) any other Person which, directly or indirectly, owns or controls, is under common ownership or control with, or is owned or controlled by, such specified Person, (b) any other Person which is a director, officer or partner or is, directly or indirectly, the beneficial owner of ten percent (10%) or more of any class or series of equity securities of the specified Person or a Person described in clause (a) of this paragraph, or (c) another Person of which the specified Person is a director, officer or partner or is, directly or indirectly, the beneficial owner of ten percent (10%) or more of any class of equity securities of the Person described in clause (a) above

 “Agreement” means this Equity Purchase Agreement, including all exhibits and schedules hereto, as it may be amended from time to time.

“Balance Sheet” means the consolidated balance sheet as of the Balance Sheet Date.

“Balance Sheet Date” means September 30, 2012.

“Business” means the business of the Company as currently conducted and proposed to be conducted.

“Business Day” means any day other than (a) any Saturday or Sunday or (b) any other day on which banks located in New York, NY generally are closed for business.

“Closing Payoff Debt” means any Debt of the Company that is not repaid in full prior to the Closing.

“Code” means the Internal Revenue Code of 1986, as amended.

“Common Stock Price” means the price to public as set forth on the cover page of the final prospectus pertaining to the Public Offering.

“Company Plans” means each “employee benefit plan,” as defined in Section 3(3) of ERISA and all other material employment contracts, and employee benefit plans, programs, policies and arrangements (including all collective bargaining, stock purchase, stock option, compensation, deferred compensation, pension, retirement, severance, termination, separation, vacation, sickness, health insurance, welfare and bonus plans, arrangements, and agreements) entered into, maintained or contributed to by the Company for the benefit of continuing employees or other service-providers (or former employees or service-providers) of the Company or with respect to which the Company has any obligation or liability.

“Contract” means any contract, lease, commitment, understanding, task order, sales order, purchase order, delivery order, teaming agreement, joint venture agreement, other agreement, indenture, mortgage, note, bond, right, warrant, instrument, plan, permit or license, whether written or oral, which is intended or purports to be binding and enforceable.

“Debt” means any and all (a) obligations of any Company for borrowed money, whether current or unfunded, secured or unsecured (including any accrued but unpaid interest thereon and any premiums, penalties, termination fees, expenses or breakage costs due upon prepayment of such indebtedness or payable as a result of the consummation of the transactions contemplated hereby) and whether or not evidenced by notes, bonds, debentures, mortgages or other debt instruments, debt securities or other similar instruments, (b) obligations of the Company to reimburse any other Person for amounts drawn upon or funded under a letter of credit or similar arrangement, but which have not been repaid, (c) obligations of the Company arising out of overdrafts, acceptance credit or similar facilities and (d) guarantees by the Company of obligations of a type described in clauses (a) - (c).

“Earnout Period” means the twelve (12) month period commencing on first day of the month following the Closing Date.

“EBITDA” means, for any period, the consolidated earnings before interest, taxes, depreciation and amortization of the Company.

“Environmental Law or Order” means any Law which relates to or otherwise imposes liability or standards of conduct concerning discharges, emissions, releases or threatened releases of noises, pathogens, odors, pollutants, or contaminants or hazardous or toxic wastes, substances or materials, whether as matter or energy, into air (whether indoors or out), water (whether surface or underground) or land (including any subsurface strata), or otherwise relating to their manufacture, processing, generation, distribution, use, treatment, storage, disposal, cleanup, transport or handling, including the following Laws:  Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, the Superfund Amendments and Reauthorization Act of 1986, as amended, the Resource Conservation and Recovery Act of 1976, as amended, the Toxic Substances Control Act of 1976, as amended, the Federal Water Pollution Control Act Amendments of 1972, the Clean Water Act of 1977, as amended, the National Environmental Policy Act of 1969, and any state provision analogous to any of the foregoing.

“Environmental Liability” means, without limitation, all damages, losses and liabilities (including investigation, cleanup, compliance, enforcement, response and toxic tort liabilities) (whether absolute, contingent, matured, liquidated, accrued, known, or unknown), including fines, penalties, capital expenditures, fees and expenses of any kind or nature whatsoever, and whether arising out of loss of life, personal injuries, liens or other claims against property or improvements thereon or other obligations of any kind or character, in each case that relate in any way to, or arise under, an Environmental Law or Order or any Hazardous Substance.

“Environmental Permit” means any Permit required by or pursuant to any applicable Environmental Law or Order.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Financial Statements” means, collectively, (a) the Company’s consolidated unaudited balance sheet at December 31, 2011 and consolidated unaudited statements of income and cash flows for the 12-month period ended December 31, 2011, and (b) the Balance Sheet and the Company’s consolidated unaudited statements of income and cash flows for the 9-month period ending on the Balance Sheet Date.

“Forward EBITDA” means the EBITDA of the Company for the Earnout Period.

“GAAP” means United States generally accepted accounting principles.

“Government Bid” means a bid, tender or proposal which, if accepted, would result in a Government Contract.

“Government Contract” means any Contract between the Company and any Governmental Authority, as well as any subcontract or other arrangement by which (i) the Company has agreed to provide goods or services to a prime contractor, to the Governmental Authority, or to a higher-tier subcontractor or (ii) a subcontractor or vendor has agreed to provide goods or services to the Company, where, in either event, such goods or services ultimately will benefit or be used by a Governmental Authority.

“Governmental Authority” means the government of the United States or any foreign country, any state or political subdivision thereof, or any entity, body or authority exercising executive, legislative, judicial, regulatory, administrative or other governmental functions or any court, department, commission, board, agency, instrumentality or administrative body of any of the foregoing.

“Hazardous Substance” means any material, substance, form of energy or pathogen which (i) constitutes a “hazardous substance”, “toxic substance” or “pollutant”, “contaminant”, “hazardous material”, “hazardous chemical”, “regulated substance”, or “hazardous waste” (as such terms are defined by or pursuant to any Environmental Law or Order) or (ii) is otherwise regulated or controlled by, or can give rise to liability under, any Environmental Law or Order.

“Intellectual Property” means, throughout the world, all trade names, trade dress, corporate names and logos, trademarks, service marks, patents, copyrights, industrial designs, Internet domain names, IP Addresses (and any registrations with any Governmental Authority of, and applications for registration pending with respect to, any of the foregoing), works of authorship, trade secrets, proprietary information, mask works, technology, inventions, processes, designs, know-how, computer software and data, databases and data collections, formulas, goodwill, any licenses related to any of the foregoing, and all other intangible intellectual property assets related to the operation of the Business, including all rights to sue and recover for past and future infringement or misappropriation thereof and to receive all income, royalties, damages and payments for past and future infringements thereof and all other intangible intellectual property assets and similar or equivalent rights to any of the foregoing anywhere in the world.

“Key Employees” means those employees identified by Seller, including Seller set forth in schedule 3.11 hereto.

“Law” means any law, statute, regulation, ordinance, rule, order, decree, judgment, consent decree, settlement agreement or governmental requirement enacted by, promulgated by, entered into by, agreed to or imposed by any Governmental Authority.

“Leased Real Property” means the real property located at 2150 Highway 35, Suite 250, Sea Girt, NJ 08750.

“Lien” means any mortgage, lien, charge, restriction, pledge, security interest, option, claim, easement, encroachment or encumbrance.

“Loss” or “Losses” means all liabilities, losses, costs, claims, damages, lost profits, lost revenues, penalties and expenses (including reasonable attorneys’ and accountants’ fees and expenses and reasonable investigation and litigation costs incurred in relation to the matter or in enforcing such matter), whether or not special, non-compensatory, consequential, indirect, incidental, statutory or punitive.

“Material Adverse Change” or “Material Adverse Effect” means an adverse change, event, development or effect on or in the business, operations, assets, liabilities, results of operations, cash flows, prospects or condition (financial or otherwise) of the Company; provided, however, that Material Adverse Change or Material Adverse Effect shall not include any adverse change, event, development, or effect arising from or relating to (a) general business or economic conditions, including such conditions related to the business of the Company (provided the impact is not disproportionate on the Company  as compared to their industries), (b) national or international political or social conditions, including the engagement by the United States in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack upon the United States, or any of its territories, possessions, or diplomatic or consular offices or upon any military installation, equipment or personnel of the United States, (c) financial, banking, or securities markets (including any disruption thereof and any decline in the price of any security or any market index), (d) changes in laws, rules, regulations, orders, or other binding directives issued by any Governmental Authority or (e) the taking of any action contemplated by this Agreement and the other agreements described herein.

“Material Contracts” means all of the Contracts which are listed or described, or required to be listed or described, in Section 3.11 or any schedule thereto.

“Parent Preferred Stock” means shares of Series I Preferred Stock of Parent, with terms and conditions as set forth in the Certificate of Designation in the form of Exhibit A hereto

“Permits” means the permits and other items described, or required to be described, in Section 3.12 or any schedule thereto.

“Person” means any individual, corporation, proprietorship, firm, partnership, limited partnership, limited liability company, trust, association, Governmental Authority or other entity.

“Pre-Closing Taxes” means (i) any Taxes of the Company or any of its Affiliates with respect to any Pre-Closing Tax Period, (ii) any Taxes of the Seller or his Affiliates for which the Company or Purchaser is liable, whether by reason of any requirement to withhold or otherwise, in connection with this Agreement, and (iii) any Taxes for which the Company is held liable under Treasury Regulations Section 1.1502-6 (or any corresponding or similar provision of state, local or foreign Tax law) by reason of such entity being included in any consolidated, affiliated, combined or unitary group in any Pre-Closing Tax Period.  The amount of any Tax based on or measured by income or receipts of the Company  that is allocable to the portion of a Straddle Period ending on the Closing Date shall be determined based on an interim closing of the books as of the close of business on the Closing Date (and for such purpose, the Tax period of any partnership or other pass-through entity in which the Company holds a beneficial interest shall be deemed to terminate at such time) and the amount of any other Tax of the Company that is allocable to the portion of a Straddle Period ending on the Closing Date shall be deemed to be the amount of such Tax for the entire Straddle Period multiplied by a fraction, the numerator of which is the number of days in the portion of the Straddle Period that is deemed to end on the Closing Date and the denominator of which is the total number of days in the entire Straddle Period.

“Pre-Closing Tax Period” means any taxable period ending on or prior to the Closing Date, including the portion of any Straddle Period ending on the Closing Date.

“Public Software” means any software that contains, or is derived in any manner from, in whole or in part, any software that is distributed as freeware, shareware, open source software (e.g., Linux) or similar licensing or distribution models that (1) requires the licensing or distribution of source code to licensees, (2) prohibits or limits the receipt of consideration in connection with sublicensing or distributing any software, (3) except as specifically required to be permitted by applicable law, allows any Person to decompile, disassemble or otherwise reverse-engineer any software, or (4) requires the licensing of any Public Software to any other Person for the purpose of making derivative works.

“Receivables” means accounts receivable, notes receivables and other receivables of the Company arising from the operation of the Business.

“Seller’s knowledge,” “to the knowledge of the Seller” or variants thereof means with respect to any matter in question that the Seller has actual knowledge of such matter or would have knowledge of such matter after reasonable inquiry and investigation, including inquiry of any employees of the Company that have responsibility for such matter.  For purposes of this definition, any applicable person shall be deemed to have knowledge of information in documents that are or have been in his/her possession (including in electronic format).

“Straddle Period” means any taxable period that begins on or before the Closing Date and ends after the Closing Date.

“Tax Return” means any report, return or other information required to be and actually supplied to a Governmental Authority in connection with any Taxes.

“Taxes” means all taxes, charges, fees, duties (including customs duties), levies or other assessments, including income, gross receipts, net proceeds, ad valorem, turnover, real and personal property (tangible and intangible), sales, use, franchise, excise, value added, stamp, leasing, lease, user, transfer, fuel, excess profits, occupational, interest equalization, windfall profits, severance, license, payroll, environmental, capital stock, disability, employee’s income withholding, other withholding, unemployment and Social Security taxes, which are imposed by any Governmental Authority, and such term shall include any interest, penalties or additions to tax attributable thereto.

“Transaction Documents” means this Agreement and all other transaction documents executed and delivered pursuant to this Agreement.

“Treasury Regulations” means the Treasury Regulations promulgated under the Code by the U.S. Treasury Department.

 “TTM EBITDA” means the EBITDA of the Company for the twelve-month period ending on the last day of the calendar month ending immediately prior to the month in which the Closing occurs.

ARTICLE II
SALE AND PURCHASE OF SHARES

 2.1           Agreements to Sell and Purchase.  Subject to the terms and conditions of this Agreement, and in exchange for the Purchase Price to be paid as provided herein, at the Closing the Seller shall sell, assign, convey, transfer and deliver to Purchaser, free and clear of all Liens, and Purchaser shall purchase, acquire and take assignment of, the Units.

 2.2           Closing.  The closing of the transactions described herein (the “Closing”) shall take place at the offices of Purchaser on the second business day after the satisfaction or waiver of the conditions in Article VIII and Article IX (which date on which the Closing occurs shall be referred to herein as the “Closing Date”).

 2.3           Purchase Price; Payment of Consideration.  Subject to the terms and conditions of this Agreement, Purchaser shall pay the aggregate purchase price set forth in this Section 2.3 for the Units (the “Purchase Price”), as follows:

(a)         Initial Payment. At the Closing, Purchaser shall deliver to Seller an aggregate number of shares of Parent Preferred Stock equal to the quotient obtained by dividing (i) (A) the product of 4.0 and the TTM EBITDA (B) less the Closing Payoff Debt, by (ii) the Common Stock Price (rounded to the nearest whole share of Parent Preferred Stock) (such shares, the “Initial Closing Payment”). However said Parent Preferred Stock shares may be reduced by mutual agreement of the parties by the creation of a Stock Option Pool for key employees; said options to vest no sooner than twelve months from the grant.  Seller shall be permitted to allocate the Preferred Stock amongst certain individuals in a post-Closing deliverable.  The Seller shall be permitted to redeem up to $750,000 face value of Parent Preferred Stock ( less that amount of Pre-Closing Receivables collected and paid to Seller as set forth below) on or after March 31, 2013 by sending notice to Parent in accordance with the certificate of designation associated with Parent Preferred Stock.

(b)         Earnout. Within sixty (60) days of the end of the Earnout Period, Purchaser shall pay to Seller an aggregate amount equal to (i) 1.5 times the Forward EBITDA (the “Earnout Amount”) provided, the Forward EBITDA exceeds the TTM EBITDA by $10,000 or more.  The Earnout Payment will be paid in cash or stock.  The Forward EBITDA calculation shall be made within forty-five (45) days of the end of the Earnout Period by Purchaser’s independent auditors (or other appropriate third party chosen by Purchaser and reasonably acceptable to the Seller) and payment shall be made within sixty (60) days of calculation.  Parent and Purchaser corporate overhead shall not be used in the calculation of the Earnout Amount.

 (c)        Pre-Closing Receivables. Purchaser agrees to cause the Company on a bi weekly basis, to transfer to an account or accounts designated by Seller, an amount of cash equal to the amount of any Receivables that are related to pre-Closing activities of the Company (“Pre-Closing Receivables”) that are actually collected by the Company during such bi-weekly periods, provided that the maximum aggregate amount of cash the Company shall be obligated to pay to the Seller pursuant to this Section shall equal $750,000. Said amount of Pre-Closing Receivables paid over to Seller shall reduce the redemption rights of Seller with respect to Parent Preferred Stock.

2.4           Withholding.  Purchaser (or any other Person responsible for withholding any amount with respect to any payment made under this Agreement) shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement such amounts as is required to be deducted and withheld with respect to the making of such payment under the Code, or any provision of state, local or foreign Tax law.  To the extent that amounts are so deducted and withheld, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

 2.5           Calculation of Initial Closing Payment; Post-Closing Adjustment.

                     (a)        The Seller shall cause the Company to prepare, in good faith, and deliver to Purchaser no later than the close of business on the day that is two (2) Business Days prior to the Closing Date, a notice (the “Closing Notice”), certified by the Seller and otherwise in form and substance reasonably satisfactory to Purchaser, setting forth the Company’s calculation of (i) the Closing Payoff Debt and (ii) the Initial Closing Payment.  The Closing Notice shall be accompanied by sufficient documentation to support the calculations set forth therein as reasonably determined by Purchaser.

                     (b)        As promptly as practicable, but not later than sixty (60) days after the Closing Date (the “Preparation Period”), Purchaser shall prepare and deliver to the Seller a notice (the “Purchaser Notice”) setting forth Purchaser’s good faith calculation of the Closing Debt, the TTM EBITDA and the Initial Closing Payment, together with supporting documentation for such calculations.  In the event that Purchaser does not so deliver the Purchaser Notice, Purchaser shall be deemed to have accepted the calculations set forth in the Closing Notice.

                     (c)        After receipt of the Purchaser Notice by the Seller, in the event that the Seller does not agree with any of the calculations set forth in the Purchaser Notice, the Seller shall, within ten (10) days of receipt of the Purchaser Notice (the “Review Period”) provide a notice (the “Disagreement Notice”) to Purchaser informing Purchaser of each such disagreement and the reasons and bases therefor.  Unless the Seller provides the Disagreement Notice to Purchaser prior to the expiration of the Review Period, the Seller shall be deemed to have accepted the calculations set forth in the Purchaser Notice.

                     (d)        In the event that the Seller timely delivers a Disagreement Notice to Purchaser, Purchaser and the Seller shall attempt in good faith to come to an agreement on any calculations that are the subject of the Disagreement Notice.  If the Parties are unable to come to an agreement regarding any such disputed amount within thirty (30) days of receipt by Purchaser of the Disagreement Notice, either the Seller or Purchaser may notify the other(s) that such dispute is being submitted to an independent accounting firm selected by such submitting Party(ies), reasonably acceptable to Purchaser (if selected by the Seller) or to the Seller (if selected by Purchaser), for resolution of the disputed items and determination of the disputed calculations and the resulting Initial Closing Payment; provided that in no event shall the resulting Initial Closing Payment be less than that contained in the Purchaser Notice or more than that contained in the Closing Notice.  The Company and Purchaser shall furnish such accounting firm with access to such books and records as it shall reasonably require to resolve the dispute.  The accounting firm shall be directed to complete its calculations and report the same in writing to the Parties hereto no later than thirty (30) days after its engagement.  The fees and expenses of the accounting firm shall be borne 50% by Purchaser and 50% by the Seller.

 (e)         Within five (5) Business Days following (i) Seller’s acceptance of the Purchaser Notice calculations, (ii) the agreement of the Seller and Purchaser on the calculations or (iii) receipt by the Parties of the accounting firm’s calculations pursuant to Section 2.5(d) above (the revised Initial Closing Payment resulting from any of the foregoing being the “New Initial Payment”), if the New Initial Payment is less than the original Initial Closing Payment, the Seller shall promptly, and in any event within five (5) Business Days, pay in cash by check or wire transfer to Purchaser the difference between the original Initial Closing Payment and the New Initial Payment (the aggregate of such differences being the “Adjustment Payment”).

ARTICLE III
REPRESENTATIONS AND WARRANTIES OFTHE COMPANY AND THE SELLER

The Company and each Seller represents and warrants to Purchaser that, except as set forth on the schedule of exceptions attached hereto as Exhibit B (the “Schedule of Exceptions”), which exceptions or disclosure shall be deemed to be part of the representations and warranties made hereunder, the following representations in this Article III are true, correct and complete as of the date hereof.

3.1           Due Organization.  The Company is duly organized, validly existing and in good standing under the laws of the state of New Jersey, and possesses all requisite power and authority to own, lease and operate its properties and to carry on its business as it is now being owned, leased, operated and conducted.  The Company is duly licensed or qualified to do business and is in good standing as a foreign corporation in each jurisdiction where the nature of the properties owned, leased or operated by it or the business conducted by it requires such licensing or qualification, except where the failure to be so qualified would not have a Material Adverse Effect on the Company.  The Company does not own, control, or hold any equity or other similar interest or any right (contingent or otherwise) in, directly or indirectly, any corporation, trust, joint venture, limited liability company or other Person and, in furtherance of the foregoing, has no subsidiaries.

3.2           Authorization; Investment Intent; Ownership of Shares.

 (a)        The Company has full power and authority to enter into this Agreement and the Transaction Documents and to consummate the transactions contemplated hereby and thereby.  This Agreement and each Transaction Document constitutes, or upon execution will constitute, a valid and legally binding obligation of the Company, enforceable against the Company in accordance with their respective terms, except as limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or similar Laws affecting the enforcement of creditors’ rights or by general principles of equity, whether such enforceability is considered in a court of law, a court of equity or otherwise.

 (b)        Seller is the sole record and beneficial owner of all issued and outstanding membership interests in the Company (“Units”), all of which Units are owned free and clear of all rights, claims, liens and encumbrances, and have not been sold, pledged, assigned or otherwise transferred except pursuant to this Agreement.

 (c)        All of the issued and outstanding Units have been duly authorized and validly issued, are fully paid and non-assessable, and were issued in compliance with applicable securities laws and are not subject to any right of rescission, right of first refusal or preemptive right.  No membership or equity interests are subject to vesting or repurchase rights. There are no outstanding subscriptions, rights, options, warrants or other agreements obligating the Company to issue any equity interests in the Company or any securities convertible into or exercisable or exchangeable for equity interests of the Company.  Following the Closing, Purchaser shall own one-hundred percent (100%) of the issued and outstanding equity interests of the Company.

 3.3           Consents and Approvals.  No consent, authorization or approval of, filing or registration with, or cooperation from, any Governmental Authority or any other Person not a party to this Agreement is necessary in connection with the execution, delivery and performance by the Company and the consummation by the parties of the transactions contemplated hereby.

 3.4           Financial Statements.  The Financial Statements were prepared in accordance with GAAP applied on a basis consistent with prior periods and present fairly the financial position, assets and liabilities of the Company as of the dates thereof and the revenues, expenses, results of operations and cash flows of the Company, for the periods covered thereby.  The Financial Statements are in accordance with the books and records of the Company, and do not reflect any transactions which are not bona fide transactions. Except as set forth in the Financial Statements, the Company does not have any material liabilities, debts, claims or obligations, whether accrued, absolute, contingent or otherwise, whether due or to become due, other than trade payables to third parties and accrued expenses incurred in the ordinary course of business consistent with past practice since the dates of the Financial Statements.  Schedule 3.4 includes true and complete copies of the Financial Statements. Any financial projections provided by the Company or the Seller to Purchaser in connection with Purchaser’s review of the Company were prepared in good faith based upon assumptions believed by the Company’s management and the Seller to be reasonable at the time made.

 3.5           No Changes.  Since December 31, 2011, the Company has not (a) suffered any damage or destruction to, or loss of, any of its assets or properties (whether or not covered by insurance) individually or in the aggregate in excess of $10,000; (b) permitted the imposition of a Lien (other than Permitted Exceptions) on, or disposed of, any of its assets; (c) terminated or entered into any Material Contract; (d) cancelled, waived, released or otherwise compromised any trade debt, receivable or claim exceeding $10,000 individually or in the aggregate; (e) made or committed (in a binding manner) to make any capital expenditures or capital additions or betterments in excess of $10,000 individually or in the aggregate; (f) entered into, adopted, amended (except as may be required by Law and except for immaterial amendments) or terminated any bonus, profit sharing, compensation, termination, stock option, stock appreciation right, restricted stock, performance unit, pension, retirement, deferred compensation, employment, severance or other employee benefit agreements, trusts, plans, funds or other arrangements for the benefit or welfare of any director, officer or employee, or increased in any manner the compensation or fringe benefits of any director, officer or employee or paid any benefit not required by any existing plan and arrangement (except for normal salary increases consistent with past practice) or entered into any contract, agreement, commitment or arrangement to do any of the foregoing; (g) disposed of or permitted the lapse in registration of any Intellectual Property; (h) experienced any material adverse change in its Receivables or its accounts payable; (i) changed its accounting methods, systems, policies, principles or practices; (j) incurred indebtedness (other than trade payables in the ordinary course of business consistent with past practice); or (k) experienced a Material Adverse Change.

 3.6           Title to Assets.  The Company has good and marketable title to, and is the lawful owner of, all of its properties, interests in properties and assets, real and personal, reflected in the Balance Sheet or acquired after the Balance Sheet Date that are material to the conduct of the Business as currently conducted (except properties, interests in properties and assets sold or otherwise disposed of since the Balance Sheet Date in the ordinary course of business consistent with past practice), or with respect to leased properties and assets, valid leasehold interests in such leased properties and assets that are material to the conduct of the Business as currently conducted, in each case free and clear of all Liens. No Person other than the Company owns any material assets, properties or rights relating to or used or held for use in the Business, other than Leased Real Property.  The assets and rights of the Company include all of the assets and rights necessary for the conduct of the Business.

 3.7           Real Property. The Company operates the Business at the Leased Real Property, and at no other locations, other than client sites.  Except for the Leased Real Property, the Company is not a party to any lease of any real property, whether as lessor or as lessee, and has no ownership of or other interest in any real property.  The lease for the Leased Real Property is in full force and effect and the Company holds a valid and existing leasehold interest under such lease.  The Company is not in material default, and, to the knowledge of the Seller, no circumstances exist which would result in such default (including upon the giving of notice or the passage of time, or both), under such lease, and no other party to such lease has the right to terminate or accelerate performance under or otherwise modify any of such lease.

3.8           Personal Property.  All of the tangible assets (whether owned or leased) used in connection with the Business, (a) are suitable for the purposes for which such assets are presently used, and (b) have been maintained and are in good operating condition and repair (normal wear and tear excepted).

 3.9           No Third Party Options.  There are no agreements, options, commitments or rights with, of or to any Person (other than Purchaser) to acquire any of the assets, properties, rights, shares or other equity interests of the Company.

 3.10         Intellectual Property.

 (a)        Schedule 3.10(a) sets forth a complete and accurate list of all Intellectual Property owned by the Company as of the date hereof that are registered, recorded or filed in the name of the Company with a Governmental Authority and all applications therefor, and all material unregistered Trademarks used by the Company in the operation of the Business (“Company Registered IP”).  Each item of Company Registered IP is (i) in compliance with all applicable legal requirements and is current with its filing, registration and maintenance requirements and (ii) is valid and enforceable.

 (b)        The Company either exclusively owns, free and clear of all Liens, or has permission to use pursuant to a valid written agreement or other valid rights to use, all Intellectual Property material to, and used or held for use in the ordinary course of, the operation of its Business as presently conducted and presently proposed to be conducted (collectively, “Company IP Rights”).  The Company IP Rights comprise all of the Intellectual Property that is used in or necessary for the operation of the Business as currently conducted and presently proposed to be conducted. The Company Registered IP shall be assigned to Seller and perpetually licensed to the Company for so long as the Company and the Company’s parent company is current on it obligations to Seller and has not been placed into receivership or the subject of bankruptcy proceedings.

 (c)        The operation of the Business has not and does not infringe or misappropriate any Intellectual Property of any Person, and has not and does not violate the rights of any Person (including the right to privacy or publicity) or constitute unfair competition or trade practices under any Laws.  No Person has infringed or misappropriated or is infringing or misappropriating any Company IP Rights.  Following the Closing, the Company will be permitted to exercise all of the rights under the Company IP Rights to the same extent the Company would have been able to had the transactions contemplated by this Agreement not occurred.  All Company IP Rights are, and immediately after the Closing Date, will be, fully transferable, alienable or licensable by the Company without restriction and without payment of any kind to any Person, except as a result of any independent agreements or obligations of Purchaser.  The Company has not granted any exclusive licenses or rights of any kind in the Company IP Rights to any Person, and the Company does not hold any rights to Company IP Rights jointly with any third Person.

 (d)        The information technology systems used in connection with the operation of the Business (“IT Systems”) as a whole, are adequate and sufficient in all material respects for the conduct of the Business as currently conducted and as presently proposed to be conducted.  The Company has taken commercially reasonable steps consistent with industry practice to protect the IT Systems from unauthorized access, use and damage.  The IT Systems have not suffered any material failures or defects and have functioned consistently and accurately in all material respects.

 (e)        No software owned by the Company incorporates any Public Software.

 3.11         Contracts.

 (a)        All of the Material Contracts are in full force and effect and constitute the legal, valid and binding obligations of the Company and, to the knowledge of the Seller, the other parties thereto.  All of the Material Contracts are enforceable in accordance with their respective terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and by equitable limitations on the availability of specific remedies.  No termination notice has been delivered by the Company to any other party or, to the knowledge of Seller, by any other party to the Company, with respect to any Material Contract.  The Company has delivered to Purchaser true and complete copies of each written Material Contract and an accurate written description of any Material Contract not reduced to writing sufficient to identify the scope of service and material terms and conditions of said Material Contracts.

 (b)        Schedule 3.11 lists all the Contracts and arrangements of the following types to which the Company is a party, by which it is bound, or to which any of its assets or properties is subject (including in each case which subsection(s) of this Section 3.11 to which such Material Contract is responsive):

 (i)         any Contract or arrangement of any kind with any Key Employee, other employee, officer, director, shareholder or other equity interest holder;

 (ii)        any Contract or arrangement with a broker, advertising agency, placement agent or other Person engaged in sales, marketing, distributing or promotional activities, or any Contract to act as one of the foregoing on behalf of any Person;

 (iii)       any Contract or arrangement of any nature (A) having an aggregate value in excess of $10,000 or (B) of any value that is not terminable on notice of thirty (30) days or less;

 (iv)       any indenture, credit agreement, loan agreement, note, mortgage, security agreement, letter of credit, loan commitment, guaranty, repurchase agreement or other Contract or arrangement relating to the borrowing of funds, an extension of credit or financing, pledging of assets or guarantying the obligations of any Person;

 (v)        any Contract or arrangement involving the Company as a participant in a partnership, limited liability company, corporation, joint venture, strategic alliance, or other cooperative undertaking;

 (vi)       any Contract or arrangement involving any restrictions on the Company with respect to the geographical area of operations or scope or type of business;

 (vii)      any Contract granting to any Person a right at such Person’s option to purchase or acquire any asset or property of the  Company (or interest therein);

 (viii)     any Contract for capital improvements or expenditures in excess of $5,000 individually or $20,000 in the aggregate;

 (ix)        any Contract for which the full performance thereof may extend beyond ninety (90) days from the date of this Agreement;

 (x)         any Contract not made in the ordinary course of business which is to be performed in whole or in part at or after the date of this Agreement;

 (xi)        any Contract or arrangement relating to management support, facilities support or similar arrangement which, if breached, would have a Material Adverse Change on the Business;

 (xii)       any Contract whereby any Person agrees (A) not to compete with the Company or to solicit employees, clients or customers, or (B) to maintain the confidentiality of any information of the Company;

 (xiii)      any Contract for the provision of consulting services of any type or nature and any arrangement for the payment of commissions, in each case, whether by or for the Company;

 (xiv)     any Contract (a) under which the Company is granted a right or license to use the Intellectual Property of any Person (other than for generally commercially available software with a cost of not more than $15,000 per title) and (b) pursuant to which the Company has granted any right or license to any Person in respect of Company IP Rights; and

 (xv)       any Government Bid or Government Contract.

 3.12         Permits.  Schedule 3.12 is a true and accurate list as of the date hereof of all Permits held by the Company used in the Business.  Except for such Permits, there are no permits, licenses, consents or authorizations, whether federal, state, local or foreign, which are necessary for the lawful operation of the Business.  The Company is in compliance in all material respects with all requirements and limitations under such Permits.  No employee, officer, director, equity holder, or manager of the Company owns or has any interest in any such Permit.

 3.13         Insurance.  Schedule 3.13 contains an accurate and complete list as of the date hereof of all policies of fire, liability, errors and omissions, workmen’s compensation, public and product liability, title and other forms of insurance owned or held by the Company, and a claims history for the past three years.  All such policies are in full force and effect and all applicable premiums, which are due and owing as of the Closing Date, have been paid.  No notice of cancellation or termination has been received with respect to any such policy.  No insurer has cancelled or refused to renew any insurance applicable to the Company nor has any insurer applied any additional material restrictions to any existing insurance policy during the term of the policy or upon renewal.

 3.14         Employee Benefit Plans and Employment Agreements.

 (a)         Schedule 3.14(a) is a list as of the date of this Agreement of each Company Plan.  The Company has provided or made available to Purchaser true and correct copies of each of the Company Plans (including all amendments thereto) and all contracts relating thereto, or to the funding thereof, including all trust agreements, insurance contracts, administration contracts, investment management agreements, subscription and participation agreements, and recordkeeping agreements, each as in effect on the date hereof, to the extent such Company Plans are in written form (and, as to any Company Plan that is not in writing, a description of the material terms of such plan).  There are no Company Plans that are an “employee pension benefit plan” (within the meaning of section 3(2) of ERISA).  There are no actions, suits or claims pending or, to the knowledge of Seller, threatened involving any Company Plan or the assets thereof (other than routine claims for benefits), and no audits, inquiries or proceedings pending or threatened by the IRS or other Governmental Authority with respect to any Company Plan.  Each Company Plan has been maintained and administered in all respects in compliance with its terms and with the requirements prescribed by any and all statutes, orders, rules and regulations (foreign and domestic), including (without limitation) ERISA and the Code, which are applicable to such Company Plan.

 (b)        There is no contract, plan or arrangement covering any employee or former employee of the Company that, individually or collectively, could give rise to the payment as a result of the transactions contemplated by this Agreement of any amount that would not be deductible by the Company by reason of Section 280G of the Code.  For purposes of the foregoing sentence, the term “payment” shall include (without limitation) any payment, acceleration, forgiveness of indebtedness, vesting, distribution, increase in benefits or obligation to fund benefits.  The execution of this Agreement and the consummation of the transactions contemplated by this Agreement (alone or together with any other event which, standing alone, would not by itself trigger such entitlement or acceleration) will not (1) entitle any Person to any payment, forgiveness of indebtedness, vesting, distribution, or increase in benefits under or with respect to any Company Plan, (2) otherwise trigger any acceleration (of vesting or payment of benefits or otherwise) under or with respect to any Company Plan, or (3) trigger any obligation to fund any Company Plan.

 (c)        With respect to each Company Plan that is a “nonqualified deferred compensation plan” (as defined for purposes of Section 409A(d)(1) of the Code), (1) such plan has been operated since January 1, 2005 in compliance with Section 409A of the Code and all applicable IRS guidance promulgated thereunder to the extent such plan is subject to Section 409A of the Code and so as to avoid any tax, interest or penalty thereunder; (2) the document or documents that evidence each such plan have conformed to the provisions of Section 409A of the Code and the final regulations under Section 409A of the Code since December 31, 2008; and (3) as to any such plan in existence prior to January 1, 2005 and not subject to Section 409A of the Code, has not been “materially modified” (within the meaning of IRS Notice 2005-1) at any time after October 3, 2004.  No stock option covering securities of the Company (whether currently outstanding or previously exercised) is, has been or would be, as applicable, subject to any tax, penalty or interest under Section 409A of the Code.

 (d)        No Company Plan is maintained outside the jurisdiction of the United States, or covers any employee residing or working outside the United States.

3.15          Employees.  Schedule 3.15(a) contains a true, complete and accurate list of the names, titles, annual compensation, all bonuses and similar payments (including any equity compensation) made or owed for the current and preceding year, accrued vacation as of the date hereof, and employer for each director, officer, manager and employee of the Company.  There is no, and during the past two years there has been no, labor strike, picketing, dispute, slow-down, work stoppage, union organization effort, grievance filing or proceeding, or other labor difficulty actually pending or, to the knowledge of Seller,  threatened against or involving the Company.  The Company is not a party to any collective bargaining agreement, there are no labor unions or other organizations representing any employee of the Company, and no labor union or organization is engaged in any organizing activity with respect to any employee of the Company.  In the three years prior to the Closing Date, the Company has not effectuated a “plant closing” as defined in the Worker Adjustment and Retraining Notification Act (the “WARN Act”) (or any similar state, local or foreign law) or a “mass layoff” as defined in the WARN Act (or any similar state, local or foreign law) affecting any site of employment or facility of the Company.  Neither the Company, nor the Seller, has received written notice that any of the Company’s current key employees intends to terminate his employment with the Company or would not be willing to work for Purchaser or Company or once it is owned by Purchaser. The Company has complied, and is presently in compliance in all material respects with all Laws relating to employment. The Company’s employees and independent contractors are properly classified as such.  The Company has no liability or obligations for misclassification of employees from state or federal wage and hour laws, including overtime and minimum wage laws, or the misclassification of any person as an independent contractor rather than an employee.

 3.16         Taxes.

 (a)        Except for current Taxes not due and payable through Closing (such Taxes to be paid when due by Seller), the Company has paid to, and where necessary collected or withheld and remitted to, the proper Governmental Authority, all Taxes related to taxable periods or portions thereof ending on or prior to the Closing (including governmental charges, assessments and required contributions of the Company).

 (b)        The Company has filed all Tax Returns which are required to be filed and all such Tax Returns are complete and accurate in all material respects.  All unpaid Taxes of any Company for period through the date of the Financial Statements are reflected on the balance sheets of the Company.  The Company has no liability for Taxes accruing after the Financial Statements other than Taxes accrued in the ordinary course of business and which are not yet due.

 (c)        There is no, and there has never been any, action, suit, investigation, audit, claim, collection or assessment pending or, to the knowledge of the Seller, proposed or threatened, with respect to any Tax Return or Taxes of the Company.

 (d)        The Company is not (nor has ever been) a party to any tax sharing agreement, tax indemnity agreement or tax allocation agreement, or has assumed the Tax liability of any other Person under contract.

 (e)        The Company is and has always been an entity disregarded from its owner for all income tax purposes.

 (f)         The Company has never been a member of an affiliated group filing consolidated Tax Returns.  The Company has no actual or potential liability under Treasury Regulations Section 1.1502-6 (or any comparable or similar provision of federal, state, local or foreign law), as a transferee or successor, pursuant to any contractual obligation, or otherwise for any Taxes of any Person.

 (g)        There are no adjustments under Section 481 of the Code (or any similar adjustments under any provision of the Code or the corresponding foreign, state or local Tax laws) that are required to be taken into account by the Company in any period ending after the Closing Date by reason of a change in method of accounting in any taxable period ending on or before the Closing Date.

 3.17         No Defaults or Violations.

 (a)           The Company is not in breach or default under the terms of any Material Contract to which it is a party or by which it is bound, no event has occurred or circumstance exists which, with notice or lapse of time or both, would constitute a material breach or default by the Company under any such Material Contract, and, to the knowledge of the Seller, no other party to any such Material Contract is in breach or default under any such Material Contract.

 (b)           The Company is not, and during the past five (5) years the Company has not been, in violation of, in any material respect, and, to the knowledge of the Seller, no event has occurred or circumstance exists that (with or without notice or lapse of time) would constitute or result in a violation in any material respect by the Company of, or failure on the part of the Company to comply with in any material respect, any Law that is or was applicable to it or the conduct or operation of its business or the ownership or use of any of its assets.

 (c)           No notice from any Governmental Authority has been received within the past two years claiming any violation of any Law or requiring any work, construction (other than pursuant to sales contracts with Governmental Authorities), or expenditure, or asserting any Tax, assessment or penalty, with respect to the Company.

3.18          Environmental Matters.

 (a)        The Company is in compliance with all applicable Environmental Laws or Orders, which compliance includes the possession and maintenance of all material Environmental Permits that are necessary for the operation of the Business.

 (b)        The Company is not a party or otherwise subject to any action, litigation, claim, suit, mediation, arbitration, inquiry, government or other investigation or proceeding of any nature nor, to Seller’s knowledge, is any of the foregoing threatened, against the Company that relates to any Environmental Laws or Orders or any Hazardous Substance.

 (c)        There are no material Environmental Liabilities of the Company.

 (d)        There is no contamination of, and there have been no releases or, to the knowledge of the Seller, threatened releases of any Hazardous Substance at any Leased Real Property or any real property formerly owned, leased or operated by the Company (or any predecessor of the Company), in each case, that (i) would require notification to a Governmental Authority, investigation and/or remediation pursuant to any Environmental Laws or Orders or (ii) could give rise to material liabilities pursuant to any Environmental Laws or Orders.

 (e)        There are no past or present conditions, events, circumstances, facts, activities, practices, incidents, actions, omissions or plans that may (i) interfere with or prevent continued compliance by the Company with Environmental Laws or Orders and the requirements of Environmental Permits or (ii) give rise to any material liability or other obligation under any Environmental Laws or Orders.

 (f)         The Company (or any predecessor of the Company) has not used any waste disposal site, or otherwise disposed of, transported, or arranged for the transportation of, any Hazardous Substances to any place or location (i) in violation of any Environmental Laws or Orders, or (ii) in a manner that has given or could reasonably be expected to give rise to material liabilities pursuant to any Environmental Laws or Orders.

 (g)        There are no claims, notices (including notices that the Company (or any predecessor of the Company) or any Person whose liability has been retained or assumed contractually by the Company is or may be a potentially responsible person or otherwise liable in connection with any site or other location containing Hazardous Substances or used for the storage, handling, treatment, processing, disposal, generation or transportation of Hazardous Substances), civil, criminal or administrative actions, suits, hearings, investigations, inquiries or proceedings pending or threatened that are based on or related to any environmental matters relating to the Business or the Company.

 (h)        The Company has delivered or made available to Purchaser true and complete copies and results of any reports, studies, analyses, tests, or monitoring possessed or initiated by the Company pertaining to environmental matters.

 3.19         Litigation.  There are no actions, litigation, claims, suits, mediations, arbitrations, inquiries, government or other investigations or proceedings of any nature pending or, to the Seller’s knowledge, threatened against the Company or, with respect to the operation of the Business, any of their officers, directors, or shareholders.

 3.20         Related Parties.  Neither the Seller nor any Key Employee has a direct or indirect interest in any other Person which conducts a business similar to the Business, or in any customer or supplier of the  Company.

 3.21         Receivables.  All Receivables represent bona fide, current and valid obligations arising from sales actually made or services actually performed in the ordinary course of business.  The Company has not received written notice from any obligor of any Receivable that such obligor is refusing to pay or contesting payment of amounts in excess of $5,000 in any individual case, or $20,000 in the aggregate, which has not been resolved prior to the date hereof, other than returns in the ordinary course of business under and in accordance with any Contract with any obligor of any Receivable.

 3.22         Brokers. The Company has not used any broker or finder in connection with the transactions contemplated hereby.

 3.23         Accuracy of Information.  None of the representations or warranties of the Company or the Seller herein (including the Schedule of Exceptions), any statements of the Company or the Seller in any certificate or other document provided to Purchaser in connection with the Closing or any other information supplied by or on behalf of the Company or the Seller (a) to any Person for inclusion in any document or application filed with any Governmental Authority having jurisdiction over or in connection with the transactions contemplated by this Agreement or (b) to Purchaser, its agents or representatives in connection with this Agreement and the transactions contemplated hereby or the negotiations leading up to this Agreement, did contain, at the respective times such information was delivered, or will contain, if delivered after the date hereof, any untrue statement of a material fact, or omitted or will omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF THE SELLER

The Seller represents and warrants to Purchaser as follows:

 4.1           Authorization; Investment Intent; Ownership of Shares.

 (a)           Seller has the full power, authority and capacity to enter into this Agreement and the Transaction Documents to which such Seller is a party, and to consummate the transactions contemplated hereby and thereby.  This Agreement and each Transaction Document to which the Seller is a party constitutes, or upon execution and delivery will constitute, a valid and legally binding obligation of the Seller, enforceable against the Seller in accordance with their respective terms, except as limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or similar Laws affecting the enforcement of creditors’ rights or by general principles of equity, whether such enforceability is considered in a court of law, a court of equity or otherwise.  The Units held by the Seller do not constitute community property under applicable Laws.

 (b)           The Seller is the sole record and beneficial owner of the Units set forth opposite the Seller’s name in Section 3.2(b) of the Schedule of Exceptions, all of which Units are owned free and clear of all Liens, and neither such Units nor any interest therein have been sold, pledged, assigned or otherwise transferred except pursuant to this Agreement.  There are no outstanding subscriptions, rights, options, warrants or other agreements obligating the Seller to sell or transfer to any third person any or all of the Units owned by the Seller, or any interest therein.  Following the Closing, Purchaser shall own one-hundred percent (100%) of the issued and outstanding shares of capital stock of the Company.  This Agreement, together with any stock powers or assignments delivered at the Closing by the Seller to Purchaser, are sufficient to transfer to Purchaser the entire right, title and interest, legal and beneficial, in the Units, free and clear of all Liens.

 (c)           The Seller understands that the shares of Parent Preferred Stock (and any shares of common stock issued or issuable upon conversion thereof) have not been registered under the Act, and that such shares may not be sold, assigned, pledged, transferred or otherwise disposed of unless the such shares are registered under the Act or an exemption from registration is available.  The Seller represents and warrants that (i) he is an “accredited investor” as such term is defined in Rule 501 of Regulation D and (ii) he is acquiring the shares of Parent Preferred Stock (and any shares of common stock issued or issuable upon conversion thereof) for his own account, for investment, and not with a view to the sale or distribution of such shares except in compliance with the Act.  Seller is an investor in securities of companies in the development stage and acknowledges that it is able to fend for itself, can bear the economic risk of its investment and has such knowledge and experience in financial or business matters that it is capable of evaluating the merits and risks of the investment in the Parent Preferred Stock (and any shares of common stock issued or issuable upon conversion thereof).  Seller believes it has received all the information it considers necessary or appropriate for deciding whether to purchase the Parent Preferred Stock (and any shares of common stock issued or issuable upon conversion thereof).  Seller further represents that it has had an opportunity to ask questions and receive answers from the Purchaser regarding the terms and conditions of the offering of the Parent Preferred Stock (and any shares of common stock issued or issuable upon conversion thereof).  Each certificate representing the Parent Preferred Stock (and any shares of common stock issued upon conversion thereof) will have the following or substantially similar legend thereon:

 “The securities represented by this certificate have not been registered under the Securities Act of 1933, as amended (the “Act”) or any state securities laws.  The shares have been acquired for investment and may not be sold or transferred in the absence of an effective Registration Statement for the shares under the Act unless, in the opinion of counsel satisfactory to the Company, registration is not required under the Act or any applicable state securities laws.”

 4.2           Consents and Approvals.  No consent, authorization or approval of, filing or registration with, or cooperation from, any Governmental Authority or any other Person not a party to this Agreement is necessary in connection with the execution, delivery and performance by Seller and the consummation by the parties of the transactions contemplated hereby.  The execution, delivery and performance under this Agreement by Seller, does not and will not (i) violate or conflict with, result in a breach or termination of, constitute a default under, or permit cancellation of, any Contract, (ii) result in the creation of any Lien upon any of the Units, or (iii) violate or conflict with any provision of the charter of the Company.

 4.3           Key Employees.  Agreements with Key Employees shall be in full force and effect and no Key Employee shall have given notice or other indication that such Key Employee intends to terminate his employment with Purchaser following the Closing.

 4.4           Brokers. Seller has used not used any broker or finder in connection with the transactions contemplated hereby.

ARTICLE V
REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser represents and warrants to the Company and Seller as follows:

 5.1           Due Incorporation.  Purchaser is a corporation duly organized, validly existing and in good standing under the laws of Delaware with all requisite power and authority to own, lease and operate its properties and to carry on its business as they are now being owned, leased, operated and conducted.

 5.2           Due Authorization.  Purchaser has full power and authority to enter into this Agreement and the Transaction Documents and to consummate the transactions contemplated hereby without the necessity of any third party approval or for which all necessary third party approvals have been duly obtained.  The execution, delivery and performance by Purchaser of this Agreement have been duly and validly approved by all necessary corporate action and no further corporate action is necessary.  Purchaser has duly and validly executed and delivered this Agreement.  This Agreement and the Transaction Documents constitute the legal, valid and binding obligation of Purchaser, enforceable in accordance with their respective terms, except as such enforceability may be limited by (a) applicable bankruptcy, insolvency, moratorium, reorganization or similar laws in effect which affect the enforcement of creditors’ rights generally or (b) equitable limitations on the availability of specific remedies.  The Parent Preferred Stock to be issued to the Seller has been, or on or prior to the Closing will have been, duly authorized by all necessary corporate action of Parent and, when so issued in accordance with the terms of this Agreement, will be validly issued, fully paid and non-assessable and will not be issued in violation of the pre-emptive or similar rights of any person.

 5.3           Consents and Approvals.  No consent, authorization or approval of, filing or registration with, or cooperation from, any Governmental Authority or any other Person not a party to this Agreement is necessary in connection with the execution, delivery and performance by Purchaser of this Agreement and the consummation by Purchaser of the transactions contemplated hereby or thereby.  The execution, delivery and performance by Purchaser of this Agreement do not (i) violate or conflict with, result in a breach or termination of, constitute a default under, or permit cancellation of any material Contract to which Purchaser is a party or to which any of its assets is subject, (ii) violate or conflict with any provision of Purchaser’s charter, (iii) result in any breach or termination of, or constitute a default under, or constitute an event which notice or lapse of time, or both, would become a default under, or result in the creation of any lien upon any asset of the Purchaser under, or create any rights of termination, cancellation or acceleration in any Person or entity under any material Contract or violate any order, writ, injunction or decree, to which Purchaser is a party or by which Purchaser or its assets, business or operations receive benefits, or result in the loss or adverse modification of any material license, franchise, permit or other authorization granted to or otherwise held by Purchaser that is material or otherwise held by Purchaser that is material to the business or financial condition of Purchaser.

 5.4           Legal Proceedings.  There are no legal, administrative, arbitral or other actions, claims, suits or proceedings or investigations instituted or pending or threatened against Purchaser, or any subsidiary or parent company of Purchaser, or against any property, asset, or rights or interest of Purchaser, in or to any stock owned by Purchaser, in each case that would materially affect Purchaser’s ability to consummate the transactions contemplated hereby.

5.5           Investment Banking; Brokerage.  There are no claims for investment banking fees, brokerage commissions, broker’s or finder’s fees or similar compensation in connection with the transactions contemplated hereby payable by the Purchaser or any of its Affiliates or based on any arrangement or Contract made by or on behalf of the Purchaser or any of its Affiliates.

ARTICLE VI
COVENANTS

 6.1           Preservation of Business.  Prior to the Closing Date, the Seller shall cause the Company to, and the Company shall, operate only in the ordinary and usual course of business consistent with past practice and: (a) use all commercially reasonable efforts to preserve intact its present business organization and personnel; (b) maintain its assets in working order (reasonable wear and tear excepted) and condition and not sell or otherwise dispose of any assets without Purchaser’s prior written consent, except in the ordinary course of business; (c) use commercially reasonable efforts to preserve the goodwill and advantageous relationships with customers, clients, vendors, suppliers, independent contractors, employees and other Persons material to the operation of the Business; (d) use commercially reasonable efforts to not permit any action or omission which would cause any of the representations or warranties of the Seller contained herein to become inaccurate, or any of the covenants of the Company or the Seller to be breached; (e) not terminate, modify or amend any Material Contract or any Company Plan or adopt or enter into any new Material Contract, other than in the ordinary course of business, or Company Plan, and not grant any new compensation or benefit to, or increase the level of compensation or benefits provided to, any employee or other service-provider of the Company; and (f) not enter into or become otherwise bound with respect to any license or royalty agreement for any of the Intellectual Property.

 6.2           Supplemental Information.  Neither the Seller nor the Company shall take any action or fail to take any action which, from the date hereof through the Closing, would cause or constitute a breach of any of the representations, warranties, agreements or covenants of the Seller or the Company set forth in this Agreement or cause such representations, warranties, agreements or covenants to be inaccurate at the Closing.  From time to time prior to the Closing, each Party shall promptly (and in any event within 24 hours) disclose in writing to the other any matter occurring after the date hereof which, if existing and known on the date hereof, would have been required to be disclosed to the other in a Schedule to this Agreement or which would render inaccurate any of the representations, warranties or statements set forth in Article III, Article IV or Article V hereof (each such disclosure referred to herein as a “Supplement”).  No Supplement provided pursuant to this Section 6.2, however, shall be deemed to cure any prior existing breach of any representation, warranty or covenant in this Agreement.

 6.3           Confidentiality.  From and after the Closing, Seller shall not use for his own benefit or divulge or convey to any third party, any Business Confidential Information (as hereinafter defined).  For purposes of this Agreement, “Business Confidential Information” consists of all information, knowledge or data related to the operation of the Business or the Company that is not in the public domain or otherwise publicly available which has been treated as confidential by the Company.  Information that enters the public domain or is or becomes publicly available loses its confidential status hereunder so long as Seller, directly or indirectly, does not improperly cause such information to enter the public domain.

 6.4           Public Announcement.  Except for public announcements or press releases that are required by SEC disclosure laws concerning the proposed purchase and sale transactions herein contemplated, no public announcement or press release announcing such transactions will be made without the joint written consent of Purchaser and the Seller.  Purchaser and the Seller shall cooperate on the form, content, timing and manner of any press release or releases issued in respect of this Agreement or such transactions.

 6.5           Access.  The Company and Seller will permit representatives of Purchaser from and after the date hereof up and through Closing to have full access at all reasonable times to the books, accounts, records, properties, operations, facilities, those clients and personnel pertaining to the Company and will furnish Purchaser with such financial and operating data concerning Company as Purchaser shall from time to time reasonably request.

 6.6           Transition and Cooperation.  From and after the Closing, (a) the Seller shall provide reasonable cooperation to transition to Purchaser the control and enjoyment of the Business and the Company; and (b) Seller shall promptly deliver to Purchaser all correspondence, papers, documents and other items and materials received by Seller or found to be in the possession of Seller or any third-party which pertain to the Company.

 6.7           Tax Cooperation.  After the Closing, the Seller shall cooperate fully with Purchaser and the Company in the preparation of all Tax Returns and shall provide to Purchaser and the Company any records and other information reasonably requested by such Persons in connection therewith.  The Seller shall cooperate fully with Purchaser and the Company in connection with any Tax investigation, audit or other proceeding.  After the Closing, Purchaser and the Company shall cooperate with the Seller in the preparation of any Tax Return of the Seller and shall provide to the Seller any records and other information reasonably requested by the Seller in connection therewith.  The Purchaser and the Company shall cooperate fully with the Seller in connection with any Tax investigation, audit or other proceeding.

 6.8           Purchase Price Allocation.  Purchaser and Seller agree to the purchase price allocation set forth on Schedule 6.8 hereto (the “Allocation”) and further agree to act in accordance with such Allocation in any Tax Returns or similar filings.  In the event that any Tax authority disputes the Allocation, Seller or Purchaser, as the case may be, shall promptly notify the other party of the nature of such dispute.

 6.9           Transfer Taxes.  Seller shall be responsible for the timely payment of all sales (including bulk sales), use, value added, documentary, stamp, gross receipts, registration, transfer, conveyance, excise, recording, license, stock transfer stamps, and other similar Taxes and fees (“Transfer Taxes”) arising out of or in connection with or attributable to the transactions effected pursuant to this Agreement.

 6.10         Straddle Periods.  Taxes attributable to taxable periods beginning on or before the Closing Date and ending after the Closing Date shall be apportioned to the period ending on the Closing Date and to the period beginning on the day after the Closing Date by means of a closing of the books and records of the Company as of the close of business on the Closing Date and, to the extent not susceptible to such allocation, by apportionment on the basis of elapsed days unless such Tax is transaction based (such as sales, transfer and other similar Taxes) in which case such Tax shall be apportioned to the period in which the related transaction occurred/occurs.

6.11          Restriction on Transfer.  Seller agrees, prior to the effectiveness of a public offering of Parent’s securities pursuant to the Act on Form S-1following the date of this Agreement (a “Public Offering”), not to transfer, assign, encumber or otherwise make the subject of disposition any Parent Preferred Stock except as provided herein, without the prior written consent of Purchaser. Any transferee shall make the representations and warranties in Section 4.1(c) and be bound by this Section 6.11 and Section 6.12 as if such transferee were the Seller.

 6.12         Market Stand-Off Agreement.  The Seller hereby agrees that, during the period of duration specified by Parent and an underwriter of shares of common stock or other securities of Parent, following the effective date of the registration statement for the Public Offering, he shall not, to the extent requested by Parent and such underwriter, directly or indirectly sell, offer to sell, contract to sell (including, without limitation, any short sale), pledge, grant any option to purchase or otherwise transfer or dispose of (other than to donees who agree to be similarly bound) any securities of Parent (including any shares of Parent Preferred Stock issued to Seller pursuant to this Agreement) held by the Seller; provided, however, that:

 (1)           all officers, directors and one percent (1%) and greater shareholders of Parent enter into similar agreements; and

 (2)           such market stand-off time period shall not exceed 180 days (or such longer period as is required by such underwriter to allow its research analysts to issue or publish research reports under applicable rules of FINRA or similar rules or regulations, such additional period not to exceed thirty-six (36) days).

 Seller further agrees that he will, at the request of Parent or an underwriter of Parent’s securities, in connection with the Public Offering enter into the underwriter’s standard form of lock-up agreement provided that the lock-up agreement expires no later than the date described in clause (2) above.  In order to enforce the foregoing covenants, Parent may impose stop transfer instructions with respect to the securities of the Seller (and the shares or securities of every other person subject to the foregoing restriction) until the end of such period.

ARTICLE VII
INTENTIONALLY OMITTED

ARTICLE VIII
CONDITIONS PRECEDENT TO OBLIGATIONS OF PURCHASER

The obligations of Purchaser under Article II of this Agreement are subject to the satisfaction of the following conditions precedent on or before the Closing, unless waived in writing by Purchaser in its sole discretion:

 8.1           Warranties True.  The representations and warranties of the Company and the Seller contained herein shall have been true and correct in all respects on and as of the date of this Agreement; and, the representations and warranties of the Company and the Seller contained herein shall be true and correct in all material respects on and as of the Closing (except in the case of any representation or warranty which itself is qualified by materiality or Material Adverse Effect or Material Adverse Change, which representation and warranty must be true and correct in all respects).

 8.2           Compliance with Covenants.  The Company and Seller shall have performed and complied in all material respects with all of their respective covenants, obligations and agreements contained in this Agreement to be performed by them on or prior to the Closing Date.

 8.3           Consents; Approvals.  Purchaser shall have received written evidence to the reasonable satisfaction of Purchaser that all consents and approvals of any Governmental Authorities required, if any, for Purchaser’s consummation of the transactions contemplated hereby, ownership of the Company and operation of the Business have been obtained by Company.

 8.4           No Action.  No order of any court or Governmental Authority shall have been entered that enjoins, restrains or prohibits this Agreement or the consummation of the transactions contemplated by this Agreement.  No governmental action shall be pending or threatened that seeks to enjoin, restrain, prohibit or obtain damages with respect to this Agreement or the complete consummation of the transactions contemplated by this Agreement.  No governmental investigation shall be pending or threatened that might result in any such order, suit, action or proceeding.

 8.5           Closing Deliveries.  Purchaser shall have received, in form and substance reasonably satisfactory to Purchaser, such agreements, documents, instruments and certificates as shall be reasonably requested by Purchaser to consummate the transactions contemplated hereby to and convey to Purchaser all of the Units as contemplated herein, including the following duly executed instruments:

 (a)           all consents listed on Schedule 3.3;

 (b)           a good standing certificate for the Company, dated within five (5) days of the Closing Date;

 (c)           certificates relating to the Units, endorsed for transfer or accompanied by executed assignments separate from certificate;

 (d)           a Secretary’s Certificate of the Company, certifying as to resolutions adopted by the Company’s members approving the transaction described herein;

 (e)           a payoff letter or similar documentation, in form reasonably acceptable to Purchaser, with respect to all Closing Payoff Debt, which letters (each a “Payoff Letter”) provide for the full satisfaction of all obligations related to the Closing Payoff Debt, and with respect to any secured Closing Payoff Debt, the release of all Liens relating to such Closing Payoff Debt, in each case following satisfaction of the terms contained in such Payoff Letters; together with executed UCC-2 or UCC-3 termination statements (or any other applicable termination statement) executed by each Person holding Closing Payoff Debt that provides for a security interest in any assets of the Company; and

 (f)           a revised Operating Agreement reflecting Purchaser’s status  sole member of the Company and other such terms as Purchaser requests.

 (g)           employment agreements in a form approved by Purchaser, for Seller and Key Employees with terms no longer than three (3) years at salaries not greater than current compensation levels.

 8.6           Litigation.  At the Closing Date, there shall not be pending or threatened any litigation in any court or any proceeding before any governmental authority or arbitrator in which it is sought to restrain, invalidate, set aside or obtain damages in respect of the consummation of the purchase and sale of the Units or the other transactions contemplated hereby.

 8.7           No Bankruptcy.  The Company shall not have entered, or have entered against it, an order of relief under the Bankruptcy Code.

ARTICLE IX
CONDITIONS PRECEDENT TO OBLIGATIONS OF SELLER

The obligations of Seller under Article II of this Agreement are subject to the satisfaction of the following conditions precedent on or before the Closing, unless waived by the Seller in his sole discretion:

 9.1           Warranties True.  The representations and warranties of Purchaser contained herein shall have been true and correct in all respects on and as of the date of this Agreement; and, the representations and warranties of Purchaser contained herein shall be true and correct in all material respects on and as of the Closing (except in the case of any representation or warranty which itself is qualified by materiality or material adverse effect or material adverse change, which representation and warranty must be true and correct in all respects).

9.2           Compliance with Agreements and Covenants.  Purchaser shall have performed and complied in all material respects with all of its covenants, obligations and agreements contained in this Agreement to be performed and complied with by it on or prior to the Closing Date.

 9.3           No Action.  No court or governmental order shall have been entered in any action or proceeding instituted by any party which enjoins, restrains or prohibits this Agreement or the complete consummation of the transactions as contemplated by this Agreement.  No governmental action shall be pending or threatened that seeks to enjoin, restrain, prohibit or obtain damages with respect to this Agreement or the complete consummation of the transactions contemplated by this Agreement.  No governmental investigation shall be pending or threatened that might result in any such order, suit, action or proceeding.

 9.4           Closing Deliveries.  The Company shall have received, in form and substance reasonably satisfactory to the Company, such agreements, documents, instruments and certificates as shall be reasonably requested by Seller to consummate the transactions contemplated hereby, including the following duly executed instruments:

 (a)        certificates for Parent Preferred Stock evidencing the Initial Closing Payment, legended as provided herein; and

 (b)        a Secretary’s Certificate of Purchaser, certifying as to resolutions adopted by the Board of Directors of Purchaser approving the transactions described herein.

 9.5           Litigation.  At the Closing Date, there shall not be pending or threatened any litigation in any court or any proceeding before any governmental authority or arbitrator in which it is sought to restrain, invalidate, set aside or obtain damages in respect of the consummation of the purchase and sale of the Units or the other transactions contemplated hereby.

 9.6           No Bankruptcy.  Purchaser shall not have entered, or have entered against it, an order of relief under the Bankruptcy Code.

ARTICLE X
    TERMINATION

 10.1         Termination.  This Agreement may be terminated at any time on or prior to the Closing:

 (a)           By the written consent of the Seller and Purchaser;

 (b)           By written notice of the Seller or Purchaser, to the other, if any court of competent jurisdiction or other Governmental Authority shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated hereby and such order, decree, ruling or other action shall have become final and nonappealable;

 (c)           By written notice of Purchaser or the Seller, to the other, if there shall have been a material breach of any covenant, representation or warranty by the other party (Seller on the one hand, and Purchaser, on the other hand) hereunder, and such breach shall not have been remedied within three (3) Business Days after receipt of a notice in writing from the non-breaching party specifying the breach and requesting such be remedied.

 (d)           By written notice of Purchaser, on the one hand, or the Seller, on the other hand, to the other, if the Closing does not occur on or before December 2, 2012 (the “Termination Date”); provided, however, Purchaser may extend the Closing Date one time on its own initiative, pursuant to written notice to Seller, for an additional ten (10) business day period.  Any additional extensions of the Closing Date shall require the mutual written consent of the Seller and the Purchaser.

 10.2         Effect of Termination.  In the event of termination of this Agreement as provided in Section 10.1, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of any Party hereto or their respective officers, directors, stockholders or Affiliates, except to the extent that such termination results from a breach by a party hereto of any of its representations, warranties or covenants contained herein; provided that, the provisions of this Article X and Article XII shall remain in full force and effect and survive any termination of this Agreement.

ARTICLE XI
INDEMNIFICATION

 11.1          Survival.  The representations and warranties of the parties in this Agreement or in any document delivered pursuant hereto shall survive the Closing until twelve (12) months after the date of the Closing, provided, however, that such time limitation shall not apply to the representations and warranties set forth at (a) Sections 3.1, 3.2, 3.3, 3.6 and 3.22 (such representations and warranties to survive until the third (3rd) anniversary of the Closing), (b) Sections 3.14, 3.16 and 3.18 (such representations and warranties to survive until sixty (60) days following the expiration of the applicable statute of limitations) and (c) Sections 4.1, 4.2 and 4.3 (such representations and warranties to survive indefinitely).  After the end of the relevant survival period specified above, the parties’ obligations under Article XI with respect to such representations and warranties shall expire, terminate and shall be of no further force and effect unless a claim is made hereunder prior to the expiration of the relevant survival period and Seller notified thereof during said period (but only to the extent of such claim).  Notwithstanding anything in this Agreement to the contrary, the parties’ covenants and agreements (but not representations) under this Agreement are not affected by the survival periods specified above.

 11.2         Indemnification .  The Seller (the “Indemnitor”) agrees to indemnify, defend and hold harmless each of the Purchaser and its Affiliates, and each of their officers, directors, employees and agents, and their heirs and successors (each, an “Indemnitee”), against any Losses, relating to or arising out of:

 (a)        any breach of any representation or warranty made by the Company or the Seller in this Agreement (including the representations and warranties in Articles III) or in any document delivered to Purchaser in connection with this Agreement by the Company or the Seller;

 (b)        any breach of any representation or warranty made by Seller in Article IV of this Agreement or in any document delivered to Purchaser in connection with this Agreement by Seller;

 (c)        any breach of any covenant made by the Company or by Seller in this Agreement or in any document delivered to Purchaser in connection with this Agreement;

 (d)        any Pre-Closing Taxes of the Company;

 (e)        any unpaid Adjustment Payment due from the Seller to Purchaser; and

 (e)        any Debt that is not repaid as Closing Payoff Debt in the manner provided herein.

 11.3         Procedures for Making Claims.  If and when an Indemnitee desires to assert a claim for Losses against the Indemnitor, the Indemnitee shall deliver to the Indemnitor a certificate signed by such Indemnitee (if the Indemnitee is an entity, the certificate shall be signed by its chief executive officer) (a “Notice of Claim”), which Notice of Claim shall: (i) state that the Indemnitee has paid or accrued (or intends or expects to pay or accrue) Losses to which it is entitled to indemnification pursuant to this Article XI and the amount thereof (to the extent then known); and (ii) specifying to the extent possible (A) the individual items of Losses in the certificate, (B) the date each such item was or is expected to be paid or accrued, to the extent known, and (C) the basis upon which Losses are claimed (including the specific clause of this Agreement pursuant to which such indemnification is being sought).  Such Notice of Claim shall be delivered prior to the expiration of any applicable survival period as set forth in Section 11.1.  If the Indemnitor shall object to such Notice of Claim, the Indemnitor shall deliver written notice of objection (the “Notice of Objection”) to the Indemnitee within fifteen (15) Business Days after receipt of the Notice of Claim.  The Notice of Objection shall set forth the grounds upon which the objection is based and state whether the Indemnitor objects to all or only a portion of the matter described in the Notice of Claim.  The Losses set forth in the Notice of Claim shall be payable to the Indemnitee within twenty (20) Business Days of the expiration of such fifteen (15) Business Day period without the necessity of further action to the extent the Indemnitor has not delivered a Notice of Objection.  If the Indemnitor shall timely deliver a Notice of Objection, the Indemnitor and the Indemnitee shall attempt in good faith to agree upon the rights of such Persons with respect to the claim in the Notice of Claim.  If the parties are unable to reach an agreement within fifteen (15) Business Days, either the Indemnitor or the Indemnitee may demand arbitration of the matter (such arbitration to be conducted by JAMS in New York City) (unless the matter is at issue in a pending third party claim, in which case arbitration shall not be commenced until such amount is ascertained or both persons agree to arbitration), and the matter shall be settled by arbitration conducted by one arbitrator mutually agreeable to the Indemnitor and the Indemnitee.  In the event that within ten (10) Business Days after submission of any dispute to arbitration, the Indemnitor and the Indemnitee cannot mutually agree on one arbitrator, the Indemnitor and the Indemnitee shall each select one arbitrator and the two arbitrators so selected shall select a third arbitrator.  The arbitrator(s) shall set a limited time period and establish procedures designed to reduce the cost and time for discovery.  The decision of the arbitrator or a majority of the arbitrators, as the case may be, as to the validity and amount of any claim for indemnification for Losses (a “Resolved Amount”) shall be binding and conclusive upon the Indemnitor and the Indemnitee.  Such decision shall be delivered in writing and shall be supported by written findings of fact and conclusions which shall set forth the award, judgment, decree or order awarded by the arbitrator(s). Judgment upon any award rendered by the arbitrator(s) may be entered in any court having jurisdiction.

 11.4         Defense Procedure for Third Party Claims.  If any claim, demand or liability that could constitute indemnifiable Losses hereunder is asserted by any third party against any Indemnitee, the Indemnitee shall promptly provide the Indemnitor with a Notice of Claim with respect to such third-party claim. The Indemnitor shall, upon the written request of the Indemnitee, have the right to defend any actions or proceedings brought against the Indemnitee in respect of matters embraced by the indemnity provided under this Article XI, but the Indemnitee shall have the right to conduct and control the defense, compromise or settlement of any such claim, demand or liability if the Indemnitee chooses to do so, on behalf of and for the account and risk of the Indemntor who shall be bound by the result so obtained to the extent provided herein; provided, that if the Indemnitor is not allowed to control the defense, they may provide advice or participate in the defense of any third party claim through counsel of its choosing, but the fees and expenses of such counsel shall be at the expense of the Indemnitor.  If, after a request to defend any action or proceeding, the Indemnitor neglects to defend the Indemnitee, a recovery against the latter suffered by it in good faith, is conclusive in its favor against the Indemnitor, provided, however, that, if the Indemnitor did not receive reasonable notice of the action or proceeding against the Indemnitee, or is not allowed to control the defense, judgment against the Indemnitee is only presumptive evidence against the Indemnitor that any resulting Losses constitute an indemnifiable claim under this Article XI.  The Parties shall cooperate in the defense of all third party claims that may give rise to indemnifiable claims hereunder.  In connection with the defense of any claim, each Party shall make available to the Party controlling such defense, any books, records or other documents within its control that are reasonably requested in the course of such defense.  Except with the consent of the Indemnitor (which consent shall not be unreasonably withheld or delayed), no settlement of any such claim with any third party claimant shall be determinative of the amount of Losses relating to such matter, but shall only be presumptive evidence of the amount of Losses constituting such indemnifiable claim.  In the event that the Indemnitor has consented to any such settlement, the Indemnitor shall have no power or authority to object under any provision of this Article XI to the existence and amount of any claim by the Indemnitee with respect to such settlement.  Indemnification payments with respect to third party claims shall be paid by the Indemnitor upon (i) the entry of a judgment against the Indemnitee and the expiration of any applicable appeal period; (ii) the entry of an unappealable judgment or final appellate decision against the Indemnitee; or (iii) a settlement of such claim, in each case subject to the dispute resolution provisions of Section 11.3.

 11.5         Right of Setoff.  If there is determined to be any indemnifiable Losses (whether by agreement, failure to object or decision of arbitrator(s)) (“Determined Losses”) payable by the Seller or if there is otherwise determined to be any amount owing to the Purchaser under this Agreement, Purchaser shall be entitled to retain as an offset, without any further action by any Indemnitor, a portion (up to all) of any Earnout Payment equal to such Determined Losses and in satisfaction thereof to the extent of such offset, and such offset shall be deemed to occur automatically such as to reduce, as applicable, the applicable payments otherwise payable by Purchaser.  In addition, if an Indemnitee has made a claim for Losses that has not yet been resolved (including in connection with a third party claim), Purchaser shall be entitled to hold back from any payments that would otherwise be due as part of the Earnout Payment the full amount of such claim until resolution and determination thereof.

 11.6         Treatment of Indemnity Payments.  Any payments made pursuant to this Article XI shall be treated as an adjustment to the Purchase Price for all income Tax purposes and none of the parties shall take a contrary position with respect to any Tax Return, audit or other proceeding.

 11.7         Exclusive Remedy.  In the event the Closing occurs, subject to Section 12.10, the sole and exclusive remedy of an Indemnitee for Losses for any breach or inaccuracy of any representation or warranty or for any breach of any covenant or obligation by the Company or the Seller shall be indemnification pursuant to this Article XI; provided, however, this exclusive remedy does not preclude (i) a party from bringing an action for specific performance or other equitable remedy to require a party to perform its obligations under this Agreement or any of the Transaction Agreements or (ii) a party from pursuing remedies under applicable Law for fraud or intentional misrepresentation.

ARTICLE XII
MISCELLANEOUS

 12.1         Expenses.  Except as otherwise expressly provided in this Agreement, each party hereto shall bear its own expenses with respect to the transactions contemplated hereby.

 12.2         Amendment.  This Agreement may be amended, modified or supplemented only by written agreement of Purchaser and the Seller.

 12.3         Notices.  Any notice, request, instruction or other document to be given hereunder by a party hereto shall be in writing and shall be deemed to have been given, (a) when received if given in person or by personal-delivery, (b) on the date of transmission if sent by facsimile or other electronic transmission including email with electronic confirmation of successful transmission, (c) three (3) Business Days after being deposited in the U.S. mail, certified or registered mail, postage prepaid, or (d) on the date of scheduled delivery if delivered by nationally recognized express mail or courier service:

 If to Purchaser, addressed as follows:

Adex Corporation
c/o Genesis Group Holdings Inc.
Att:  Lawrence Sands, S.V.P.
2500 N. Military Trail
Boca Raton, Florida 33431Facsimile No.:  561-988-2307
lsands@digitalcomminc.com

If to Seller or the Company, addressed as follows:

 Mark G. Vigneri
 c/o  ERFS, LLC
 2150 Highway 35
 Sea Girt, NJ 08750
 mvigneri@erfs.com

or to such other individual or address as a party hereto may designate for itself by notice given as herein provided.

 12.4         Waivers.  The failure of a party to require performance of any provision shall not affect its right at a later time to enforce the same.  No waiver by a party of any condition or of any breach of any term, covenant, representation or warranty contained in this Agreement shall be effective unless in writing.

 12.5         Counterparts; Facsimile or Electronic Signature.  This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.  A signature of a party transmitted by facsimile or electronic mail shall constitute an original for all purposes.

 12.6         Interpretation.  The headings preceding the text of Articles and Sections included in this Agreement and the headings to Schedules attached to this Agreement are for convenience only and shall not be deemed part of this Agreement or be given effect in interpreting this Agreement.

 12.7         Applicable Law.  This Agreement shall be governed by and construed and enforced in accordance with the internal laws of the State of New York without giving effect to the principles of conflicts of law thereof.

 12.8         No Third Party Beneficiaries.  This Agreement is solely for the benefit of the parties hereto and no provision of this Agreement shall be deemed to confer rights upon any other Person, other than as expressly set forth in Article XI. Notwithstanding the foregoing, Parent shall be a third party beneficiary with respect to Section 4.1(c), Section 6.11 and Section 6.12.

 12.9         Severability.  If any provision of this Agreement shall be held invalid, illegal or unenforceable, the validity, legality or enforceability of the other provisions hereof shall not be affected thereby, and there shall be deemed substituted for the provision at issue a valid, legal and enforceable provision as similar as possible to the provision at issue.

 12.10       Remedies Cumulative.  The remedies provided in this Agreement shall be cumulative and shall not preclude the assertion or exercise of any other rights or remedies available by law, in equity or otherwise, except as limited in Article XI.

 12.11       Jurisdiction, Service of Process.  The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached.  It is accordingly agreed that the Parties shall be entitled to seek an injunction or injunctions to prevent or to address breaches or threatened breaches of this Agreement, without the necessity of proving actual damages or posting bond, and to enforce specifically the terms and provisions of this Agreement in any Federal Court of located in the Southern District of New York, this being in addition to any other remedy to which they are entitled at law or in equity pursuant to, and as limited by, the terms of this Agreement.  In addition, each of the Parties hereto (a) consents to submit itself to the personal jurisdiction in the Federal District Court of New York in the event any dispute arises out of this Agreement or any transaction contemplated hereby, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (c) agrees that it will not bring any action relating to this Agreement or any transaction contemplated hereby in any court other than the Federal District Court for the Southern District of Florida, and (d) waives any right to trial by jury with respect to any action related to or arising out of this Agreement or any transaction contemplated hereby.  EACH PARTY TO THIS AGREEMENT IRREVOCABLY WAIVES THE RIGHT TO A TRIAL BY JURY IN CONNECTION WITH ANY MATTER ARISING OUT OF THIS AGREEMENT.

 12.12       Attorney Fees and Costs.  The prevailing party in any litigation, arbitration proceeding or other action shall be awarded all of its or their costs and expenses including, but not limited to, reasonable attorney fees against the non-prevailing Party.  This provision shall apply to such expenses incurred at the trial and all appellate levels, without respect to who is the initiating party and shall apply to an action for declaratory relief if the party instituting it asserts specific contentions concerning this Agreement which is ruled upon by the court or arbitration.  Such reasonable attorney’s fees shall include, but not be limited to, fees for attorneys, paralegals, legal assistants and expenses incurred in any and all judicial, bankruptcy, reorganization, administrative receivership, or other proceedings affecting creditors' rights and involving a claim under this Agreement, even if such proceedings arise before or after entry of a final judgment.

 12.13       Waivers of Inducement. The Parties hereto waive any right to assert or claim that they were induced to enter into this Agreement by any representation, promise, statement, or warranty made by any Party or any Party's agent which is not expressly set forth in this Agreement in writing.

 12.14       Assignment.  This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns.  Neither the Company nor the Seller may assign or otherwise transfer this Agreement, including by operation of law, without the prior written consent of Purchaser.  In the event of any permitted assignment, the assignor shall be responsible for all obligations of the assignee and shall continue to be bound in all respects by the provisions hereof.

 12.15       Headings.  The headings of the paragraphs and subparagraphs of this Agreement are inserted for convenience of reference only and shall not be deemed to constitute part of this Agreement or to affect the construction hereof.

12.16        Use of Certain Terms.  As used in this Agreement, the words “herein,” “hereof” and “hereunder” and other words of similar import refer to this Agreement as a whole and not to any particular paragraph, subparagraph or other subdivision.

 12.17       Entire Understanding.  This Agreement and the Transaction Documents sets forth the entire agreement and understanding of the parties hereto and supersedes any and all prior agreements, arrangements and understandings among the parties.

{Signature page to follow}

 IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed and delivered as of the date first above written.

PURCHASER:

ADEX CORPORATION

By:	/s/ Lawrence M. Sands
Lawrence M. Sands, S.V.P. Corporate Secretary

 IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed and delivered as of the date first above written.

COMPANY:

Environmental Remediation and Financial Services, LLC

By:	/s/ Mark G.Vigneri
Mark G. Vigneri

SELLER:

By:	/s/ Mark G.Vigneri
Mark G. Vigneri